Exhibit 99.1

PRESS RELEASE

Babylon Appoints David Humphreys as Chief Financial Officer

AUSTIN, TEXAS and LONDON, UK - August 23, 2022 - Babylon Holdings Limited (NYSE:BBLN) (“Babylon” or the “Company”), one of the world’s fastest growing digital healthcare companies, announces that David Humphreys will be appointed as the Company’s new Chief Financial Officer.

Mr. Humphreys has been at Babylon for nearly two years in the role of Finance Director, with overall responsibility for building and scaling Babylon’s finance function. Formerly, he was US-based as a Silicon Valley and New York Partner with PwC for over 20 years, working with Boards and leaders of fast-moving, rapid-growth companies including Tesla and Facebook to which he provided accounting consulting, transaction, IPO, M&A and auditing services to ensure compliance with PCAOB and SEC reporting requirements. During his time with PwC, Mr. Humphreys also served as a Practice Fellow at the International Accounting Standards Board, and is both a U.S. Certified Public Accountant (CPA) and an ICAEW Fellow Chartered Accountant.

Mr. Humphreys said: “I am excited to be taking on the position of CFO and to lead Babylon through its next stage of growth as a listed company, having already led its Finance function for the last two years. I look forward to bringing my extensive experience of U.S. capital markets and providing financial strategic insights to boards of innovative growth companies to my role as CFO of Babylon.”

Current Chief Financial Officer, Charlie Steel, will leave his position to pursue another opportunity. Mr. Steel will remain at Babylon for a period to ensure the effective transition of his responsibilities to Mr. Humphreys.

Mr. Steel said: “I am leaving Babylon in a strong position after five years and having overseen its massive growth, including over $1bn of fundraising and listing on the New York Stock Exchange.”

“I am proud of the team that we have built, including being able to hand the CFO role over to David, who has a wealth of experience, led the Finance function through Babylon’s listing and drove our recently announced cost reduction actions. I look forward to remaining a shareholder and wish Ali, and the rest of the business the very best in continuing this growth and delivering on Babylon’s mission.”

Georgi Ganev, CEO of Kinnevik and Per Brilioth, CEO of VNV Global, both Board members and Babylon's two largest and longest-standing investor shareholders, said on behalf of the Board: “We thank Charlie for the time he has put into Babylon and wish him good luck at his future endeavors. We also heartily welcome David Humphreys as the new Babylon CFO. We have known David for the past years and have been impressed by his great contribution in leading the company’s finance team and his role in the current cost reduction initiatives which will help take the company to cash flow positive. Also his long U.S. experience with the likes of Tesla and Facebook is especially relevant given the large U.S. presence of Babylon. We have been among the company’s financial supporters for the past five years, are impressed with the revenue growth and enthusiastic to support Babylon in its next phase of growth.”

Ali Parsa, CEO and Founder of Babylon said: “I am delighted that David has agreed to take on an expanded role with us. His deep experience of U.S. public markets and track record of advising global leading companies will provide us with tremendous financial stewardship as we continue to grow. I would like to take the opportunity to thank Charlie for his contributions in growing Babylon over the last five years and wish him all the best for the future in his new role. He will always be a Babylonian and a supportive shareholder.”

About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers millions of people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York, or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries and is capable of operating in 16 languages. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5 star ratings from more than 90% of our users across all of our geographies.

Babylon is also working with governments, health providers, employers and insurers across the globe to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; our ability to successfully execute our planned cost reduction actions and realize the expected cost savings; the growth of our business and organization; risks associated with impairment of goodwill and other intangible assets; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; risks associated with our international operations, economic uncertainty, or downturns; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; risks associated with foreign currency exchange rate fluctuations and restrictions; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts:

Media

press@babylonhealth.com

Investors

investors@babylonhealth.com